UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF no. 06.057.223/0001-71 NIRE 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), in compliance with the pursuant to Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44/21 hereby informs its shareholders and the market that it has reviewed and included expectations for the years 2025 and 2026. These revisions and new projections were made after the approval of the 2025 strategic plan by the Company’s Board of Directors, considering primarily the recent increases in the Selic rate and changes in interest rate curve expectations for the coming years, which directly influence the carrying cost of the Company's net debt.

With the goal of accelerating the process of reducing financial leverage, the Company has decided to postpone certain new store projects originally planned for 2025. The Company highlights that, since early 2021, over 120 stores have been opened - including 64 hypermarket conversions, one of the largest projects ever carried out in Brazilian retail -, along with significant investments to include new services in stores, such as Butchery operations, Deli Meats & Cold Cuts, and Bakery. This intense period of store openings brought forward Assaí's expansion by a few years, and the acquisition of hypermarket commercial points allowed entry into strategic regions that would have been difficult to access through organic expansion.

The revised future expectations consider:

•	Opening of new stores:
o	Forecast of around 10 new stores in 2025 (vs. the previous forecast of around 20 stores);
o	For 2026, Assaí expects to return to the expansion level prior to the conversion project, with a forecast of around 20 new stores;
•	Investment levels:
o	Between R$ 1.0 to 1.2 billion in cash terms for 2025, with the following planned breakdown:
▪	R$ 650-750 million for the opening of new stores;
▪	R$ 250-300 million for maintenance and new services in the existing store network (Butchery, Bakery, Deli Meats & Cold Cuts and Self-checkout), about 25% of 2024’s depreciation amount;
▪	R$ 100-150 million for infrastructure, new systems (IT), and innovation projects;
•	Leverage level:
o	Net debt/EBITDA at around 2.6x by the end of 2025, given EBITDA growth as well as the reduction in net debt, resulting from the revision of expansion and investment plans.

The projections outlined above (1) are subject to further analysis and/or revisions by the Company's management, which may identify different indicators for the presented projections, including as a result of changes in the assumptions used, with the understanding that the review will occur at least annually; (2) are merely forecasts based on current expectations of Management, always subject to risks and uncertainties, and in no way constitute, guarantee, or predict results; and (3) depend on general market conditions, the Brazilian economic environment, considering the current expectation of the future interest rate curve, and the sector in which the Company operates. Any changes in the perception or factors described above may lead to actual results differing from those projected in the estimates presented here, and the Company may revise them upwards or downwards, according to new expectations. In the event of a material change in these factors, the above expectations will be reviewed. The projections above will be included in section 3 of the Reference Form and will be available on the Empresas.Net system, on the websites of the Brazilian Securities and Exchange Commission (http://cvm.gov.br/) and the Company's Investor Relations website (https://ri.assai.com.br/), in accordance with applicable regulations. Any changes to these estimates will be disclosed to the market through a Material Fact notice.

Rio de Janeiro, October 17th, 2024.
Vitor Fagá de Almeida
Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.